UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EQUITY OIL COMPANY (Name of Issuer)
COMMON STOCK, $1.00 PAR VALUE (Title of Class of Securities)
294749-10-6 (CUSIP Number)
Paul M. Dougan 10 West 300 South, Suite 806 Salt Lake City, Utah 84101 (801) 521-3515 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 14, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box    ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 4 Pages

CUSIP No. 294749-10-6	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul M. Dougan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7	SOLE VOTING POWER 512,835*
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER -0-
PERSON
		9	SOLE DISPOSITIVE POWER 512,835*

		10	SHARED DISPOSITIVE POWER -0-
*	Not included are 566,500 shares subject to outstanding options which are exercisable within 60 days, 61,676 shares owned by Mr. Dougan's wife, 157,188 shares owned by Mr. Dougan's married daughters and their families over which Mr. Dougan has no voting power and concerning which he is not the beneficial owner and 3,470 shares for which Mr. Dougan's wife acts as trustee for her sister.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Paul M. Dougan 1,141,011 shares

12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 4 Pages

Item 1 Security and Issuer.

        Common Stock $1.00 par value, Equity Oil Company, 10 West 300 South, Suite 806, Salt Lake City, Utah 84101.

Item 2 Identity and Background.

  (a)
  Name
  Paul M. Dougan (the Reporting Person).

  (b)
  Business Address
  Equity Oil Company, 10 West 300 South, Suite 806, Salt Lake City, Utah 84101.

  (c)
  Present Principal Occupation
  President and Chief Executive Officer of Equity Oil Company, 10 West 300 South, Suite 806, Salt Lake City, Utah 84101.

  (d)
  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Citizenship.
  Paul M. Dougan is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration.

        Personal funds were used to purchase 300,000 shares in a private transaction at a purcahse price of $2.08 per share.

Item 4 Purpose of Transaction.

        The shares were acquired for investment. Although the reporting person has no plans or proposals which would relate to or would result in the matters listed below, Equity Oil Company, concerning which the reporting person is President and Chief Executive Officer, has considered from time to time and may consider in the future plans or proposals which relate to or could result in the following as the Board of Directors of the Company may deem to be in the best interest of the Company and its shareholders: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors to or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer of any person; (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

Page 4 of 4 Pages

Item 5 Interest in Securities of the Issuer

  (a)
  The aggregate amount and percentage of ownership1,141,011 shares, 9.1% of the class. The calculation of beneficial ownership includes 566,500 shares subject to outstanding options that are exercisable within 60 days; 61,676 shares owned by Mr. Dougan's wife and 31,206 shares held in a Family Limited Partnership of which Mr. Dougan is the general partner. The calculation does not include 3,470 shares for which Mr. Dougan's wife acts as trustee for her sister and 157,188 shares owned by Mr. Dougan's married daughters and their families over which Mr. Dougan has no voting power and concerning which he is not the beneficial owner.

  (b)
  The Reporting Person has sole voting power with respect to 512,835 of those shares, the calculation does not include 566,500 shares which are subject to outstanding options that are exercisable in 60 days nor 61,676 shares owned by Mr. Dougan's wife.

  (c)
  During the past 60 days no transactions in the class of securities reported on have occurred other than the reported matter.

  (d)
  Not applicable.

  (e)
  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2003
/s/ PAUL M. DOUGAN Name: Paul M. Dougan